Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Renews Cloud-Native Assurance Solutions Contract
with Rakuten Mobile

TEL AVIV, Israel – September 13, 2022 − RADCOM Ltd. (Nasdaq: RDCM) today announced that it has renewed its initial contract signed in 2019 with Rakuten Mobile Inc. With this renewal, RADCOM will continue its successful partnership with Rakuten Mobile, providing advanced cloud-native assurance solutions for Rakuten Mobile’s network in Japan.

“RADCOM’s cloud-native assurance solutions enable us to monitor service quality across our nationwide deployment and gain real-time service and network analytics,” said Sharad Sriwastawa, chief technology officer of Rakuten Mobile, Inc. “This helps us proactively identify issues and troubleshoot them to maintain the highest quality of service for subscribers while ensuring our cloud-based network is fully optimized using lean, efficient engineering teams.”

“Following our successful partnership with Rakuten Mobile, we continue to work closely together as the Japanese operator launches new innovative services and expands their network,” added Rami Amit, chief technology officer of RADCOM. “Our advanced cloud-native solutions ensure unparalleled focus on network service quality, efficient impact analysis, and fast detection of potential issues.”

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-774-5011

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued relationship with Rakuten, Rakuten’s launching of new and innovative services, and the Company’s successful support of these services, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.